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                                                                       EXHIBIT 6

                                                                 August 29, 1996

                                      THE
                                   BRIDGEFORD
                                     GROUP

Board of Directors
Douglas & Lomason Company
24600 Hallwood Court
Farmington Hills, MI 48335-1671

Gentlemen:

     You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of Common Stock, par value $2.00 per share (the "Shares"), of Douglas & Lomason Company (the "Company") of the $31.00 per Share in cash proposed to be paid in the Tender Offer and the Merger (as defined below) pursuant to an Agreement and Plan of Merger to be dated as of August 29, 1996 among Magna International Inc. ("Magna"), Magna Acquisition Corporation ("Sub"), a wholly-owned subsidiary of Magna, and the Company (the "Agreement"). The Agreement provides for a tender offer for all of the Shares (the "Tender Offer") pursuant to which Magna or Sub will pay $31.00 per Share in cash for each Share accepted. The Agreement further provides that following completion of the Tender Offer, Sub will be merged with and into the Company (the "Merger") and each outstanding Share (other than Shares already tendered to Magna or Sub) will be converted into the right to receive $31.00 in cash.

     The Bridgeford Group is an independent U.S. financial advisory firm, whose shareholder is The Industrial Bank of Japan, Ltd., the largest long-term credit bank in Japan. We advise U.S. and multinational clients on financial and financing strategies and valuations with respect to mergers, acquisitions and divestitures in public and private transactions. We have substantial experience in valuations of debt and equity securities used in merger and acquisition transactions and valuations for corporate, tax and other purposes. The Bridgeford Group is a registered member of the National Association of Securities Dealers. We are familiar with the Company, having acted as its financial advisor in connection with, and having participated in certain of the negotiations leading to, the Agreement.

     In connection with the requested opinion, we have reviewed, among other things, the Agreement in the form in which it was presented to you; Annual Reports to Stockholders and Annual Reports on Form 10-K of the Company for the three fiscal years ended December 31, 1995; certain interim reports to stockholders and Quarterly Reports on Form 10-Q; certain other communications from the Company to its stockholders; and certain internal financial analyses and forecasts concerning the Company prepared by its management, including financial projections for the Company for the period 1996-2000. We also have held discussions with members of the management of the Company regarding its past and current business operations, financial condition and future prospects. In addition, we have reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the automotive components and other industries and performed such other studies and analyses as we considered appropriate. We also conducted a limited physical inspection of certain of the Company's facilities.

     In rendering our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by the Company or its representatives or that was otherwise reviewed by us. With respect to the financial projections furnished to us by the Company, we have assumed that they have been reasonably prepared on a basis which reflects the best current estimates and judgments of the management of the Company as to the future operating and financial performance of the Company and relevant economic conditions. We have not assumed
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any responsibility for making an independent evaluation of the Company's assets or liabilities or for making any independent verification of any of the information and projections reviewed by us.

     Our opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to us as of, the date of our opinion. It should be understood that although subsequent developments may affect our opinion, we do not have any obligation to update, revise or reaffirm our opinion. Our opinion does not constitute a recommendation to any holder of Shares as to how such holder should respond to the Tender Offer or vote on the Merger. Except as required by applicable law, our opinion shall not be disclosed publicly or made available to third parties except parties in interest and advisors with respect to the Tender Offer and Merger without our prior approval.

     Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that as of the date hereof the $31.00 in cash to be received by the holders of the Shares in the Tender Offer and the Merger is fair to such holders from a financial point of view.

                                          Sincerely,

                                          THE BRIDGEFORD GROUP

                                          /s/ JOHN A. HERRMANN, JR.

                                          --------------------------------------
                                          John A. Herrmann, Jr.
                                          President and Chief Executive Officer

   280 Park Avenue
 New York, NY 10017

    212-476-8600
  Fax 212-476-8650

   An IBJ Company

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